February 13, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re	Riot Blockchain, Inc. Registration Statement on Form S-3 Filed April 20, 2017, as amended July 19, 2017, August 24, 2017 and September 25, 2017 File No. 333-217397

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Riot Blockchain, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of the Company's registration statement on Form S-3 (File No. 333-217397) together with all exhibits and amendments thereto, which was filed on April 20, 2017 and amended July 19, 2017, August 24, 2017 and September 25, 2017 (as amended, the "Registration Statement").

The Company is withdrawing the registration statement because it has determined not to use this Form S-3 to register its common stock for resale. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the "Order") effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at john@riotblockchain.com with a copy to Harvey Kesner, Esq. of Sichenzia Ross Ference Kesner LLP, via email at hkesner@srfkllp.com.

In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

Should you have any questions, please contact Harvey Kesner at (212) 930-9700.

Riot Blockchain, Inc.

By: /s/ John O'Rourke
John O'Rourke
Chief Executive Officer

Cc: Harvey Kesner, Sichenzia Ross Ference Kesner LLP